================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1995

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________ to ___________

                         Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SMITH INTERNATIONAL, INC. 401 (K) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smith International, Inc.
                               16740 Hardy Street
                             Houston, Texas   77032

================================================================================

The following financial statements and exhibits are filed as a part of this annual report:


                                                                                   Sequentially
                                                                                     Numbered
                                                                                       Page
                                                                                   ------------
(a)      Index to Financial Statements and Supplementary
              Information:

         Report of Independent Public Accountants . . . . . . . . . . . . . . . . .     4

         Statements of Net Assets Available for
         Benefits at December 31, 1995 and 1994 . . . . . . . . . . . . . . . . . .     5

         Statements of Changes in Net Assets Available
         for Benefits for the year ended December 31,
         1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6

         Notes to financial statements  . . . . . . . . . . . . . . . . . . . . . .     7

         Supplementary Information:

         Schedule 1 - Assets held for Investment Purposes . . . . . . . . . . . . .    16
         Schedule 2 - Reportable Transactions . . . . . . . . . . . . . . . . . . .    17

(b)      Exhibits:

23.1 - Consent of Independent Public Accountants  . . . . . . . . . . . . . . . . .    19

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 27, 1996


                                        SMITH INTERNATIONAL, INC.
                                        401(k) RETIREMENT PLAN

                                        By:  Administrative Committee for
                                             the Smith International, Inc.
                                             Retirement Plan


                                             By:          Joe Sizemore
                                                  ------------------------------
                                                      Joe Sizemore, Chairman


                                             By:         Vivian M. Cline
                                                  ------------------------------
                                                      Vivian M. Cline, Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
Smith International, Inc. 401 (k) Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of Smith International, Inc. 401 (k) Retirement Plan (the Plan) as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and schedule of reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP


Houston, Texas
June 14, 1996

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994



                  ASSETS
                  ------
                                                       1995           1994
                                                    -----------    -----------
INVESTMENTS, at fair value:

     Registered investment company shares           $55,384,278    $33,982,327
     Smith International, Inc. common stock           3,844,464      6,724,247
     Loans Receivable from Participants               4,867,726      4,131,719
                                                    -----------    -----------
                                                     64,096,468     44,838,293


CASH                                                      1,881        336,148

CONTRIBUTIONS RECEIVABLE:
       Employee                                         166,513         18,428
       Employer                                       1,992,282      2,973,124
RECEIVABLES - OTHER                                     404,048         26,821
                                                    -----------    -----------
TOTAL ASSETS                                        $66,661,192    $48,192,814


                  LIABILITIES
                  -----------

PAYABLES - INVESTMENT PURCHASES                         321,724        299,691
                                                    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $66,339,468    $47,893,123
                                                    ===========    ===========



         The accompanying notes are an integral part of this statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year           $47,893,123
                                                                  -----------
ADDITIONS:
     Investment income:
          Interest                                                  1,324,819
          Dividends                                                 1,741,060
     Net realized gain on sale of investments                       3,639,983
     Net unrealized appreciation of investments                     6,629,594
     Contributions:
          Employee                                                  4,680,633
          Employer                                                  3,630,760
                                                                  -----------
                                                                   21,646,849
                                                                  -----------
DEDUCTIONS:
     Withdrawals                                                    3,200,504
                                                                  -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                  18,446,345
                                                                  -----------
NET ASSETS AVAILABLE FOR BENEFITS, at end of year                 $66,339,468
                                                                  ===========


         The accompanying notes are an integral part of this statement.

                SMITH INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Smith International, Inc. 401(k) Retirement Plan (the Plan) allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. Smith International, Inc. (the Company) contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant. The Company may, in its discretion, also contribute for a Plan Year a Company Matching Contribution with respect to each Member who is employed by the Company on the last day of such Plan Year. The Company's Board of Directors shall determine whether a Company Matching Contribution shall be made for a Plan Year, the matching percentage, and the percentage of a Member's Compensation upon which the match shall be based. Company Matching Contributions of $1,921,617 and $2,959,700 were approved by the Board of Directors in 1995 and 1994, respectively. The following descriptions of key features of the Plan provide only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

         a.      PLAN ADMINISTRATOR AND TRUSTEE

         The Company is the plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan.

         b.      ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         c.      VESTING

         Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

         d.      COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         e.      INVESTMENT PROGRAMS

         Participants have the option of investing their contributions and the Company's matching contributions in any of the following funds of the Vanguard Group of Investment Companies (Vanguard Funds) and/or the Company's common stock:

                 VANGUARD MONEY MARKET FUND

                 Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital and liquidity.

                 VANGUARD PRIMECAP FUND

                 Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

                 VANGUARD WELLINGTON FUND

                 Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

                 VANGUARD INTERNATIONAL GROWTH FUND - (FORMERLY VANGUARD WORLD
                 FUND)

                 Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

                 SMITH STOCK FUND

                 Investments are in the common stock of the Company purchased on the open market.

                 VANGUARD WINDSOR FUND

                 Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

                 VANGUARD LONG-TERM CORPORATE BOND FUND

                 Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

                 VANGUARD INDEX FUND

                 Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. (See Note 5 for Net Assets and Changes in Net Assets by Fund.)

         f.      ASSET VALUATION

         The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

         g.      ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1995 and 1994, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

         h.      PRIORITIES UPON PLAN TERMINATION

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         i.      LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         j.      WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their pre-July 1, 1983 contributions (see Note 1) in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 1995 and 1994, $49,799 and $39,447, respectively, of unvested participant balances were forfeited and utilized to reduce the company's contributions in the respective years.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the trustee.

INVESTMENT VALUATION

The Plan's investments are held by the trustee. The trustee has provided certified statements which are the basis for recording the transactions of the Plan. Plan investments are stated at fair value, as determined by the trustee primarily by reference to published market data.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.       TAX STATUS

The Plan obtained its latest tax determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax exempt.

4.       RECONCILIATION OF FORM 5500:

Benefits payable to participants are included in net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1995 and 1994, the benefits payable to participants totaled $159,748 and $54,943, respectively. The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 1995 and 1994:

                                                                                   1995                 1994
                                                                               -----------          -----------
Net assets available for benefits per the financial statements                 $66,339,468          $47,893,123
Less:  Current amounts payable to participants at end of year                     (159,748)             (54,943)
                                                                               -----------          -----------
Net assets available for benefits per the Form 5500                            $66,179,720          $47,838,180
                                                                               ===========          ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 1995 and 1994:

                                                                                  1995                1994
                                                                               ----------          ----------
Benefits paid to participants per the financial statements                     $3,200,504          $3,246,444
Less:  Prior year amounts payable to participants at end of year                  (54,943)                  -
Add:  Current amounts payable to participants at end of year                      159,748              54,943
                                                                               ----------          ----------
Benefits paid to participants per the Form 5500                                $3,305,309          $3,301,387
                                                                               ==========          ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1995 and 1994, respectively, but not yet paid as of that date.

5.  NET ASSETS AND CHANGES IN NET ASSETS BY FUND

The net assets available for benefits by fund as of December 31, 1995 and 1994, and changes in net assets available for benefits by fund for the year ended December 31, 1995 are reported on pages 13 through 15.

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1995

                                              MONEY                                 INTERNATIONAL     SMITH
                                              MARKET       PRIMECAP    WELLINGTON       GROWTH        STOCK       WINDSOR
                                               FUND          FUND         FUND           FUND          FUND        FUND
                                            -----------   ----------   -----------     ----------   ----------  ----------
              ASSETS
              ------
INVESTMENTS, at fair value:
     Registered investment company
          shares                            $20,669,229   $9,146,682   $13,620,693     $2,810,220            -  $6,162,239
     Smith International, Inc.
          common stock                                -            -             -              -    3,844,464           -
     Loans Receivable
           from Participants                          -            -             -              -            -           -
                                            -----------   ----------   -----------     ----------   ----------  ----------
                                             20,669,229    9,146,682    13,620,693      2,810,220    3,844,464   6,162,239

CASH                                                  -            -             -              -        1,881           -

CONTRIBUTIONS RECEIVABLE:
     Employee                                    47,294       26,608        33,121          8,952       14,879      21,811
     Employer                                   541,512      316,099       402,748        111,371      180,062     275,508

RECEIVABLES - OTHER                              26,633       10,594        18,775          3,514      332,897       7,819
                                            -----------   ----------   -----------     ----------   ----------  ----------

TOTAL ASSETS                                $21,284,668   $9,499,983   $14,075,337     $2,934,057   $4,374,183  $6,467,377
                                            -----------   ----------   -----------     ----------   ----------  ----------

              LIABILITIES
              -----------

PAYABLES - INVESTMENT PURCHASES                       -            -             -              -      321,724           -
                                            -----------   ----------   -----------     ----------   ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS           $21,284,668   $9,499,983   $14,075,337     $2,934,057   $4,052,459  $6,467,377
                                            ===========   ==========   ===========     ==========   ==========  ==========


                                                 BOND         INDEX        LOAN
                                                 FUND         FUND         FUND         TOTAL
                                               --------    ----------   ----------    -----------
              ASSETS
              ------
INVESTMENTS, at fair value:
     Registered investment company
          shares                               $746,852    $2,228,363            -    $55,384,278
     Smith International, Inc.
          common stock                                -             -            -      3,844,464
     Loans Receivable
           from Participants                          -             -    4,867,726      4,867,726
                                               --------    ----------   ----------    -----------
                                                746,852     2,228,363    4,867,726     64,096,468

CASH                                                  -             -            -          1,881

CONTRIBUTIONS RECEIVABLE:
     Employee                                     3,093        10,755            -        166,513
     Employer                                    36,251       128,731            -      1,992,282

RECEIVABLES - OTHER                               1,002         2,814            -        404,048
                                               --------    ----------   ----------    -----------

TOTAL ASSETS                                   $787,198    $2,370,663   $4,867,726    $66,661,192
                                               --------    ----------   ----------    -----------

              LIABILITIES
              -----------

PAYABLES - INVESTMENT PURCHASES                       -             -            -        321,724
                                               --------    ----------   ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS              $787,198    $2,370,663   $4,867,726    $66,339,468
                                               ========    ==========   ==========    ===========

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1994

                                                  MONEY                                INTERNATIONAL   SMITH
                                                  MARKET       PRIMECAP    WELLINGTON     GROWTH       STOCK       WINDSOR
                                                   FUND          FUND         FUND         FUND         FUND         FUND
             ASSETS                             -----------   ----------   ----------   ----------   ----------   ----------
             ------
INVESTMENTS, at fair value
     Registered investment company
          shares                                $12,707,369   $4,563,762   $9,124,543   $2,198,032            -   $3,757,127
     Smith International, Inc.
          common stock                                    -            -            -            -    6,724,247            -
      Loans Receivable
          from Participants                               -            -            -            -            -            -
                                                -----------   ----------   ----------   ----------   ----------   ----------
                                                 12,707,369    4,563,762    9,124,543    2,198,032    6,724,247    3,757,127

CASH                                                      -            -            -            -      336,148            -

CONTRIBUTIONS RECEIVABLE:
     Employee                                         7,214        1,994        4,653        1,301        1,156        1,271
     Employer                                       916,325      374,292      603,922      181,510      349,879      373,910

RECEIVABLES - OTHER                                   9,457        3,012        7,015        1,326        1,737        3,233
                                                -----------   ----------   ----------   ----------   ----------   ----------

TOTAL ASSETS                                    $13,640,365   $4,943,060   $9,740,133   $2,382,169   $7,413,167   $4,135,541
                                                -----------   ----------   ----------   ----------   ----------   ----------

             LIABILITIES
             -----------
PAYABLES - INVESTMENT PURCHASES                           -            -            -            -      299,691            -
                                                -----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS               $13,640,365   $4,943,060   $9,740,133   $2,382,169   $7,113,476   $4,135,541
                                                ===========   ==========   ==========   ==========   ==========   ==========

                                                   BOND       INDEX         LOAN
                                                   FUND        FUND         FUND         TOTAL
                                                 --------   ----------   ----------   -----------
             ASSETS
             ------
INVESTMENTS, at fair value
     Registered investment company
          shares                                 $579,721   $1,051,773            -   $33,982,327
     Smith International, Inc.
          common stock                                  -            -            -     6,724,247
      Loans Receivable
          from Participants                             -            -    4,131,719     4,131,719
                                                 --------   ----------   ----------   -----------
                                                  579,721    1,051,773    4,131,719    44,838,293

CASH                                                    -            -            -       336,148

CONTRIBUTIONS RECEIVABLE:
     Employee                                         242          597            -        18,428
     Employer                                      60,950      112,336            -     2,973,124

RECEIVABLES - OTHER                                   349          692            -        26,821
                                                 --------   ----------   ----------   -----------

TOTAL ASSETS                                     $641,262   $1,165,398   $4,131,719   $48,192,814
                                                 --------   ----------   ----------   -----------

             LIABILITIES
             -----------
PAYABLES - INVESTMENT PURCHASES                         -            -            -       299,691
                                                 --------   ----------   ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                $641,262   $1,165,398   $4,131,719   $47,893,123
                                                 ========   ==========   ==========   ===========

              CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                        MONEY                                    INTERNATIONAL    SMITH
                                                        MARKET         PRIMECAP     WELLINGTON      GROWTH        STOCK
                                                         FUND            FUND          FUND          FUND          FUND
                                                      -----------     ----------    -----------  -------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                                $13,640,365     $4,943,060     $9,740,133   $2,382,169    $7,113,476
                                                      -----------     ----------    -----------   ----------    ----------
     ADDITIONS:
     Investment income:
          Interest                                        932,454              -              -            -             -
          Dividends                                             -        264,936        664,831       74,211             -
     Net realized gain on sale of investments                   -        241,133        239,336       34,067     2,833,402

     Net unrealized appreciation
        of investments                                          -      1,551,202      2,333,811      259,439     1,593,085

     Contributions:
          Employee                                      1,246,005        724,181        943,545      263,763       448,766
          Employer                                      1,047,479        544,751        746,596      199,842       368,702
                                                      -----------     ----------    -----------   ----------    ----------

                                                        3,225,938      3,326,203      4,928,119      831,322     5,243,955
                                                      -----------     ----------    -----------   ----------    ----------
     DEDUCTIONS:
     Withdrawals                                        1,455,804        256,156        453,127      101,837       225,708

INTER-FUND TRANSFERS:
  Increase (decrease)                                   5,874,169      1,486,876       (139,788)    (177,597)   (8,079,264)
                                                      -----------     ----------    -----------   ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                      $21,284,668     $9,499,983    $14,075,337   $2,934,057    $4,052,459
                                                      ===========     ==========    ===========   ==========    ==========


                                                         WINDSOR          BOND         INDEX         LOAN
                                                          FUND            FUND          FUND         FUND            TOTAL
                                                       ----------       --------     ----------   ----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                                 $4,135,541       $641,262     $1,165,398   $4,131,719      $47,893,123
                                                       ----------       --------     ----------   ----------      -----------
     ADDITIONS:
     Investment income:
          Interest                                              -         44,517              -      347,848        1,324,819
          Dividends                                       689,668              -         47,414            -        1,741,060
     Net realized gain on sale of investments             205,270         21,644         65,131            -        3,639,983

     Net unrealized appreciation
        of investments                                    420,968         83,552        387,537            -        6,629,594

     Contributions:
          Employee                                        734,260         79,900        240,213            -        4,680,633
          Employer                                        464,752         63,627        195,011            -        3,630,760
                                                       ----------       --------     ----------   ----------      -----------

                                                        2,514,918        293,240        935,306      347,848       21,646,849
                                                       ----------       --------     ----------   ----------      -----------
     DEDUCTIONS:
     Withdrawals                                          219,052        207,967         86,357      194,496        3,200,504

INTER-FUND TRANSFERS:
  Increase (decrease)                                      35,970         60,663        356,316      582,655                -
                                                       ----------       --------     ----------   ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                       $6,467,377       $787,198     $2,370,663   $4,867,726      $66,339,468
                                                       ==========       ========     ==========   ==========      ===========

                                                                      SCHEDULE I
               SMITH INTERNATIONAL, INC. 401 (k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995

                                                                                                      Number of Shares
                  IDENTITY                                                                                   OR
                  OF ISSUE                                      DESCRIPTION                           PRINCIPAL AMOUNT
- -----------------------------------------     ----------------------------------------                ----------------
*Vanguard Group of Investment Companies       Vanguard Money Market Fund                                    20,669,229

*Vanguard Group of Investment Companies       Vanguard PRIMECAP Fund                                           348,711

*Vanguard Group of Investment Companies       Vanguard Wellington Fund                                         557,540

*Vanguard Group of Investment Companies       Vanguard International Growth Fund                               187,099

*Vanguard Group of Investment Companies       Vanguard Windsor Fund                                            424,105

*Vanguard Group of Investment Companies       Vanguard Bond Fund                                                78,782

*Vanguard Group of Investment Companies       Vanguard Index Fund                                               38,687

*Smith International, Inc.                    Common stock                                                     163,635

*Smith International, Inc                     Loans Receivable from Participants
     401 (k) Retirement Plan                  (Highest and lowest interest rates are 12.0% and 7.0%)



                 IDENTITY                                               CURRENT
                 OF ISSUE                          COST                  VALUE
- -----------------------------------------       -----------           -----------
*Vanguard Group of Investment Companies         $20,669,229           $20,669,229

*Vanguard Group of Investment Companies           6,845,019             9,146,682

*Vanguard Group of Investment Companies          10,898,877            13,620,693

*Vanguard Group of Investment Companies           2,308,955             2,810,220

*Vanguard Group of Investment Companies           5,911,221             6,162,239

*Vanguard Group of Investment Companies             689,246               746,852

*Vanguard Group of Investment Companies           1,795,880             2,228,363

*Smith International, Inc.                        2,300,480             3,844,464

*Smith International, Inc                         4,867,726             4,867,726
     401 (k) Retirement Plan                    -----------           -----------

                                                $56,286,633           $64,096,468
                                                ===========           ===========

- -----------------------------------------
*Identified party in interest

           The foregoing notes are an integral part of this schedule.

                                                                     SCHEDULE II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                    NUMBER OF
                                                                                    SHARES OR
               IDENTITY OF                                                          PRINCIPAL        PURCHASE         SELLING
             PARTY INVOLVED                      DESCRIPTION OF ASSETS                AMOUNT           PRICE           PRICE
- -----------------------------------------    -------------------------------       -----------      -----------      ----------
Smith International, Inc.                    Common Stock
                                                Purchases (170)                        787,663      $12,204,469            ----
                                                Sales (175)                          1,159,798             ----      19,537,024

Vanguard Group of Investment Companies       Registered investment
                                               company shares:
                                                 Vanguard Wellington Fund
                                                   Purchases (155)                     225,314        5,007,992            ----
                                                   Sales (182)                         138,442             ----       3,084,989

Vanguard Group of Investment Companies           Vanguard Windsor Fund
                                                   Purchases (135)                     295,656        4,325,948            ----
                                                   Sales (155)                         169,973             ----       2,547,074

Vanguard Group of Investment Companies           Vanguard Money Market Fund
                                                    Purchases (222)                 21,259,683       21,259,683            ----
                                                    Sales (219)                     13,297,822             ----      13,297,823

Vanguard Group of Investment Companies           Vanguard PRIMECAP Fund
                                                    Purchases (176)                    205,538        4,940,565            ----
                                                    Sales (148)                         85,244             ----       2,149,980

Vanguard Group of Investment Companies           Vanguard Index 500 Fund
                                                    Purchases (113)                     31,301        1,614,472            ----
                                                    Sales (79)                          17,091             ----         890,550

                                                                 CURRENT VALUE           NET
                IDENTITY OF                                       OF ASSET ON           GAIN
              PARTY INVOLVED                   COST OF ASSET    TRANSACTION DATE       (LOSS)
- -----------------------------------------      -------------    ----------------    ------------
Smith International, Inc.
                                                 $12,204,469        $12,204,469     $       ----
                                                  17,346,939        $19,537,024       $2,190,085

Vanguard Group of Investment Companies


                                                   5,007,992          5,007,992             ----
                                                   2,811,851          3,084,989          273,138

Vanguard Group of Investment Companies
                                                   4,325,948          4,325,948             ----
                                                   2,405,060          2,547,074          142,014

Vanguard Group of Investment Companies
                                                  21,259,683         21,259,683             ----
                                                  13,297,823         13,297,823             ----

Vanguard Group of Investment Companies
                                                   4,940,565          4,940,565             ----
                                                   1,809,183          2,149,980          340,797

Vanguard Group of Investment Companies
                                                   1,614,472          1,614,472             ----
                                                     814,532            890,550           76,018


NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.


           The foregoing notes are an integral part of this schedule.

                              INDEX TO EXHIBITS




EXHIBIT
NUMBER                           DESCRIPTION
- -------                          -----------
 23.1             Consent of Independent Public Accountants